Number 82-4458 (12g3-2(b))

IRKUTSK JOINT STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

str. Shukhe-Bator 3, Irkutsk, Russia, 664000
Phone: 217-300, fax: (395-2) 217-899

04.10.2002 № 49 - 11057
На № ____________ от ____________

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N. W.

Washington, D. C. 20549

02060815

02 DEC 30 AM 8:10

Re: Exemption No.: 82-4458 (12g3-2(b))

PROCESSED SUPPL
JAN 14 2003
THOMSON FINANCIAL P

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g-3(b)(1)(iii), please find enclosed JSC Irkutskenergo financial reports and financial results for the half of 2002.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form-6 registration statement number: 333-6050 which was declared effective by the SEC on May 5, 1996.

Sincerely,

General director Vladimir V. Kolmogorov

dlw 1/8

Pavlov
217-586

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL REPORT
for the half of 2002 (in thousands of Rubles)

Balance Sheet, for the half of 2002 year
(in thousands of Rubles)

ASSETS	January, 1 2002	June, 30 2002
Intangible Assets	195	154
Property, Plants & Equipment	27830467	27007319
Capital investments in progress	1474718	1906516
Long-Term Investments	506626	147254
Inventories	924962	1213188
Value-added tax	183012	245996
Accounts Receivable	5791047	5173844
Short-Term Investments	127985	446778
Cash	28809	62627
TOTAL ASSETS	36867821	36203676
LIABILITIES		
Capital Stock	4766808	4766808
Additional Capital Paid-in	25457871	24954492
Reserve funds	1191702	1191702
Target Financial Flows	23811	25042
Retained Earnings	2235563	2061745
Long-Term Debt	45243	223498
Short-Term Debt	616801	723515
Accounts Payable	2502208	2226445
Consumption funds		
Future terms incomes	27808	30422
Reserve of forthcoming expenditures and payments	6	7
TOTAL LIABILITIES	36867821	36203676

Finance director of JSC «Irkutskenergo» ________________ **Boris Y. Isaenko**

Chief accountant of JSC «Irkutskenergo» ________________ **Gennadiy M. Tolstykh**

Number 82-4458 (12g3-2(b))

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664000, Russia

FINANCIAL RESULTS
for the half of 2002
(in thousands of Rubles)

INDEX	The half of 2002 in thousands of Rubles
1. Income before taxes	-119876
2. Profit utilization:	
Profit tax	50961

Finance director of
JSC «Irkutskenergo» ____________ Boris Y. Isaenko

Chief accountant of
JSC «Irkutskenergo» ____________ Gennadiy M. Tolstykh